SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

MediWound Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M68830104

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of that Act (however, see the Notes).

CUSIP No. M68830104

1	NAMES OF REPORTING PERSONS Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,789,555
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,789,555
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,789,555
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 45.97% [1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

[1]	Based on 21,297,844 outstanding ordinary shares as of September 30, 2014 as reported on the Issuer’s Form 6-K for the month of November 2014 filed with the Securities and Exchange Commission on November 5, 2014.

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CUSIP No. M68830104

1	NAMES OF REPORTING PERSONS AI Diversified Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,789,555
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,789,555
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,789,555
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 45.97% [1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

[1]	Based on 21,297,844 outstanding ordinary shares as of September 30, 2014 as reported on the Issuer’s Form 6-K for the month of November 2014 filed with the Securities and Exchange Commission on November 5, 2014.

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CUSIP No. M68830104

1	NAMES OF REPORTING PERSONS AI Diversified Parent S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,789,555
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,789,555
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,789,555
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 45.97% [1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

[1]	Based on 21,297,844 outstanding ordinary shares as of September 30, 2014 as reported on the Issuer’s Form 6-K for the month of November 2014 filed with the Securities and Exchange Commission on November 5, 2014.

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CUSIP No. M68830104

1	NAMES OF REPORTING PERSONS AI Diversified Holdings S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,789,555
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,789,555
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,789,555
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 45.97% [1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

[1]	Based on 21,297,844 outstanding ordinary shares as of September 30, 2014 as reported on the Issuer’s Form 6-K for the month of November 2014 filed with the Securities and Exchange Commission on November 5, 2014.

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CUSIP No. M68830104

1	NAMES OF REPORTING PERSONS Access AI Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,789,555
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,789,555
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,789,555
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 45.97% [1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

[1]	Based on 21,297,844 outstanding ordinary shares as of September 30, 2014 as reported on the Issuer’s Form 6-K for the month of November 2014 filed with the Securities and Exchange Commission on November 5, 2014.

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CUSIP No. M68830104

1	NAMES OF REPORTING PERSONS Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,789,555
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,789,555
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,789,555
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 45.97% [1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

[1]	Based on 21,297,844 outstanding ordinary shares as of September 30, 2014 as reported on the Issuer’s Form 6-K for the month of November 2014 filed with the Securities and Exchange Commission on November 5, 2014.

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CUSIP No. M68830104

1	NAMES OF REPORTING PERSONS Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,789,555
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,789,555
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,789,555
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 45.97% [1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	Based on 21,297,844 outstanding ordinary shares as of September 30, 2014 as reported on the Issuer’s Form 6-K for the month of November 2014 filed with the Securities and Exchange Commission on November 5, 2014.

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CUSIP No. M68830104

Item 1.

(a)	Name of Issuer:

MediWound Ltd. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

42 Hayarkon Street

Yavne 8122745, Israel

Item 2.

(a)	Name of Person Filing:

This filing is being made on behalf of (collectively, the “Access Filers”):

Access Industries Holdings LLC

AI Diversified Holdings Limited

AI Diversified Parent S.à r.l.

AI Diversified Holdings S.à r.l.

Access AI Ltd.

Access Industries Management, LLC

Len Blavatnik

(b)	Address of Principal Business Office or, if none, Residence

Access Industries Holdings LLC

c/o Access Industries, Inc.

730 Fifth Avenue, 20th Floor

New York, NY 10019

AI Diversified Holdings Limited

c/o Access Industries, Inc.

730 Fifth Avenue, 20th Floor

New York, NY 10019

AI Diversified Parent S.à r.l.

c/o Access Industries, Inc.

730 Fifth Avenue, 20th Floor

New York, NY 10019

AI Diversified Holdings S.à r.l.

c/o Access Industries, Inc.

730 Fifth Avenue, 20th Floor

New York, NY 10019

Access AI Ltd.

c/o Access Industries, Inc.

730 Fifth Avenue, 20th Floor

New York, NY 10019

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Access Industries Management, LLC

c/o Access Industries, Inc.

730 Fifth Avenue, 20th Floor

New York, NY 10019

Len Blavatnik

c/o Access Industries, Inc.

730 Fifth Avenue, 20th Floor

New York, NY 10019

(c)	Citizenship:

Access Industries Holdings LLC is a limited liability company organized under the laws of the State of Delaware.

AI Diversified Holdings Limited is a business company organized under the laws of the British Virgin Islands.

AI Diversified Parent S.à r.l. is a limited liability company organized under the laws of the Grand Duchy of Luxembourg.

AI Diversified Holdings S.à r.l. is a limited liability company organized under the laws of the Grand Duchy of Luxembourg.

Access AI Ltd. is a limited liability company organized under the laws of the State of Israel.

Access Industries Management, LLC is a limited liability company organized under the laws of the State of Delaware.

Mr. Blavatnik is a citizen of the United States of America.

(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 0.01 per share

(e)	CUSIP Number:

M68830104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [    ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [    ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [    ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

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(d) [    ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) [    ] An investment adviser in accordance with §240.13d-1(b) (1)(ii)(E);

(f) [    ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

(g) [    ] A parent holding company or control person in accordance with §240.13d-1(b) (1)(ii)(G);

(h) [    ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [    ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [    ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) [    ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See the responses to Item 9 on the attached cover pages.

1,580,582 ordinary shares of the Issuer are owned directly by Clal Biotechnology Industries Ltd. (“CBI”). 8,208,973 ordinary shares of the Issuer are owned directly by Clal Life Sciences L.P. (“Life Sciences”).

Life Sciences is wholly owned by CBI. Clal Industries Ltd. (“CI”) owns a majority of the outstanding shares of CBI. CI is wholly owned by Access AI Ltd (“Access AI”), which is wholly owned by AI Diversified Holdings S.à r.l. (“Diversified Holdings”), which is wholly owned by AI Diversified Parent S.à r.l. (“Diversified Parent”), which is wholly owned by AI Diversified Holdings Ltd. (“Holdings Limited”). Access Industries Holdings LLC (“AIH LLC”) controls Holdings Limited. Access Industries Management, LLC (“AIM LLC”) controls AIH LLC and Len Blavatnik controls AIM LLC. As a result, the Access Filers may be deemed to share voting and investment power over the ordinary shares owned directly by CBI Industries and Life Sciences. Each of the Access Filers, and each of their affiliated entities and the officers, partners, members and managers thereof, disclaim beneficial ownership of the shares owned or deemed beneficially owned by CBI Industries and Life Sciences.

(b)	Percent of class:

45.97%*

*	Based on 21,297,844 outstanding ordinary shares as of September 30, 2014 as reported on the Issuer’s Form 6-K for the month of November 2014 filed with the Securities and Exchange Commission on November 5, 2014.

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(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

The Access Filers may be deemed to have shared power to vote or direct the vote of 9,789,555 ordinary shares. Each of the Access Filers disclaim such beneficial ownership of such shares.

(iii) Sole power to dispose or to direct the disposition:

0

(iv) Shared power to dispose or to direct the disposition:

The Access Filers may be deemed to have shared power to dispose or direct the disposition of 9,789,555 ordinary shares. Each of the Access Filers disclaim such beneficial ownership of such shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ]:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015

ACCESS INDUSTRIES HOLDINGS LLC	By: Access Industries Management, LLC, Its Manager

/s/ Alejandro Moreno
Signature

Alejandro Moreno / Executive Vice President
Name/Title

AI DIVERSIFIED HOLDINGS LIMITED	By: Hudson Administration S.A.; Its Director

/s/ Simon Baker
Signature

Simon Baker / Director
Name/Title

AI DIVERSIFIED PARENT S.À R.L.	By: Access Industries Management, LLC, Class A
Manager

/s/ Alejandro Moreno
Signature

Alejandro Moreno / Executive Vice President
Name/Title

/s/ Simon Baker
Signature

Simon Baker / Class B Manager
Name/Title

AI DIVERSIFIED HOLDINGS S.À R.L.	By: Access Industries Management, LLC, Class A
Manager

/s/ Alejandro Moreno
Signature

Alejandro Moreno / Executive Vice President
Name/Title

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/s/ Simon Baker
Signature

Simon Baker / Class B Manager
Name/Title

ACCESS AI LTD.	/s/ Nufar Malovani
Signature

Nufar Malovani / Authorized Signatory
Name/Title

/s/ Yehuda Ben-Ezra
Signature

Yehuda Ben-Ezra / Authorized Signatory
Name/Title

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno
Signature

Alejandro Moreno / Executive Vice President
Name/Title

*
Signature

Len Blavatnik
Name

*	The undersigned, by signing his name hereto, executes this Schedule 13G pursuant to the Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact

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